NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2013 Annual General Meeting of the shareholders of QUATERRA RESOURCES INC. (hereinafter called the "Company") will be held at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5 on

Wednesday June 12, 2013

at the hour of 10:00 o’clock in the morning (Vancouver time) for the following purposes:

1.	to receive the financial statements of the Company for the fiscal year ended December 31, 2012 and the report of the auditor thereon;

2.	to appoint an auditor for the ensuing year;

3.	to determine the number of directors and to elect directors;

4.	to approve the Company’s 2013 Rolling Incentive Stock Option Plan described in the Information Circular;

5.	to approve the Shareholder Rights Plan described in the Information Circular; and

6.	transact any other business that may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 8th day of May 2013.

BY ORDER OF THE BOARD OF DIRECTORS
OF QUATERRA RESOURCES INC.

“Thomas C. Patton”

Thomas C. Patton
President and Chief Executive Officer